WSi Interactive Corporation
News Release - December 12th, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

LOAN AGREEMENT SUCCESSFULLY RENEGOTIATED

Loan Agreement Successfully Re-negotiated

Further to the News Release of November 23, 2000, WSi has successfully renegotiated the terms of a Loan Agreement (the "Loan") for CDN $500,000 (the "Principal Sum") which was first announced on November 1, 2000. The interest rate for the Loan is the prime bank rate plus 4% per annum, calculated monthly (the "Interest"). Under the terms of the re-negotiated Loan, the Principal Sum and Interest accrued shall be paid in full by the close of business on February 1, 2001 and may be paid in whole or in part at any time prior to this deadline at no penalty.

The major amendment to the Loan Agreement is that the Loan and accrued Interest will be re-paid in cash and are no longer convertible into common shares of WSi. The General Security Agreement remains in place. In addition, any and all proceeds from the sale of WSi's property or proceeds from any private placement or other financing must first be applied to repayment of the Loan and Interest. This amended Loan Agreement is subject to approval by the Canadian Venture Exchange.

Conclusion of Investor Relations Contract with CEOcast

In line with WSi's goal of reducing expenses, the Company has terminated its investor relations contract with CEOcast, Inc. effective December 1, 2000. WSi would like to thank CEOcast for their quality service.

Cancellation of Escrow Shares

In accordance with the terms of an Escrow Agreement dated November 21, 1990, the Company has instructed its Transfer Agent to cancel 112,500 escrow shares. This cancellation is pursuant to Clause 8(c) of the Escrow Agreement which states that any shares not released from escrow 10 years from the date of VSE (now CDNX) approval (granted on November 28, 1990) are to be cancelled. Accordingly, the Company's issued and outstanding share capital has been reduced and is now 50,964,445 common shares.

Proposed Repricing of Stock Options

In accordance with CDNX policies, WSi is proposing to reprice an aggregate of 20,000 options originally granted on June 8, 2000 at an exercise price of $1.10 per share. The expiry date remains at June 8, 2005.

These options were all issued to employees or consultants of WSi under the 1999 Stock Option Plan. None of the options proposed for repricing are held by Insiders of WSi.

Investment Update

AlphaStream Wireless Inc.

WSi holds a 40% interest in AlphaStream Wireless Inc., previously known as Ariel Wireless Technologies Inc. On June 1, 2000, Petra Resource Corp., a CDNX listed company, announced an agreement to acquire AlphaStream. Upon completion of this acquisition, WSi will be issued 2,400,000 shares of Petra subject to CDNX approval. In a News Release dated December 7, 2000, Petra Resource Corp. announced that the closing date of the proposed acquisition of AlphaStream Wireless Inc. has been extended by mutual agreement of the parties to April 30, 2001.

AlphaStream Wireless Inc. manufactures, markets and installs a range of leading edge, new economy telecommunications equipment, which connects underserved customers to the Internet and other networks, eliminating the so called "Last Mile" or "Money Mile" bottleneck. Based in Vancouver, Canada, AlphaStreamTM offers wireless high-speed, last mile internet connection solutions, which link customers to available Internet and other high-speed digital networks, regardless of the availability of telephone lines, fiber optic or coaxial cable. This emerging market segment is growing quickly because installation of classic networks based on wired solutions is time consuming and very expensive.

The Business of WSi

WSi Interactive Corporation is an innovative business development and marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on early-stage companies where it can add significant value to the investment through a network of relationships and strategic alliances, using its experience to help Internet companies to build traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.